March 27, 2007

VIA EDGAR & FAX

(202) 772-9203

Nicholas P. Panos

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	CNET Networks, Inc.
Amendment No. 2 to Schedule TO-I and Schedule TO-I/A
Originally Filed March 7 and March 9, 2007, respectively
File No. 5-46767

Dear Mr. Panos:

On behalf of CNET Networks, Inc. (the “Company” or “CNET”), enclosed herewith is Amendment No. 2 (the “Amendment”) to the above-referenced Schedule TO-I and Schedule TO-I/A, including the Supplement (the “Supplement”) to the Offer to Amend Certain Options (the “Offer to Amend”), which is filed as exhibit (a)(1)(k) to the Amendment. We have electronically filed with the Securities and Exchange Commission this letter together with the Amendment and the Supplement and have also sent to you a faxed copy of this letter and the Amendment and the Supplement.

The changes reflected in the Amendment and the Supplement were made in response to the comments of the Staff of the Commission set forth in its letter dated March 23, 2007 (the “Comment Letter”). The Company has authorized Latham & Watkins LLP to respond to your comments on its behalf.

Set forth below are our responses to the comments raised in the Comment Letter. For ease of review, we have provided each of the numbered comments of the Comment Letter (in bold) followed by the Company’s responses thereto.

March 27, 2007

7. Conditions to the Offer

1.	In the last paragraph in this section, CNET explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

CNET’s Response: In response to the Staff’s comment, the Company has revised in the Supplement the last paragraph of “The Offer –Conditions to the Offer” section of the Offer to Amend to include the requested disclosure.

2.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Offeror(s). Offer conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To the extent action or inaction by the bidders may give rise to an offer condition being triggered, an offer condition would appear to be in the direct or indirect control of the bidders. Because at least one of the offer conditions is determinable within the sole judgment of CNET, the tender offer could be deemed illusory. Please revise this section to remove the implication the offer conditions are directly or indirectly within the control of CNET.

CNET’s Response: In response to the Staff’s comment, the Company has revised in the Supplement the sixth bullet point of “The Offer –Conditions to the Offer” section of the Offer to Amend to remove the implication that the offer conditions are directly or indirectly within the control of CNET.

3.	Explain to us the purpose of the language that any determination by CNET concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that option holders may challenge CNET’s determinations.

CNET’s Response: In response to the Staff’s comment, the Company has revised in the Supplement the last paragraph of “The Offer –Conditions to the Offer” section of the Offer to Amend to eliminate language that any determination by CNET concerning the events described in the conditions will be final and binding upon all persons.

Item 10 of Schedule TO and Item 10 to the Offer to Purchase

4.

Because CNET has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, please note that CNET must still fully comply with Item 1010(c) of Regulation M-A. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is required to be

March 27, 2007

disclosed in the tender offer. See Instruction 6 to Item 10 of Schedule TO. While we recognize disclosure has already been provided in accordance with Item 1010(c)(4) and (5), a supplement also must be sent to option holders to include the information required by Item 1010(c)(1)-(3). Please review Section I.H.7 of the July 2001 Telephone Interpretations Supplement publicly available at www.sec.gov.

CNET’s Response: In response to the Staff’s comment, CNET has revised in the Supplement Item 10 of the Offer to Amend under “The Offer –Information concerning CNET” to include a table containing selected financial data derived from the Company’s consolidated financial statements, as filed with the Securities and Exchange Commission. The Company confirms that the Supplement will be sent to the option holders participating in the offer.

* * *

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 463-2616 if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Ora T. Fisher Ora T. Fisher of LATHAM & WATKINS LLP

cc:    George Mazzotta, CNET Networks, Inc.

         Keith Benson, Latham & Watkins LLP

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